As filed with the U. S. Securities and Exchange Commission on April 17, 2000

                        File No. _______________________

--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 10-SB
      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934



                           Investment Technology, Inc.
        (Exact name of small business issuer as specified in its charter)

           Nevada                                            88-0431927
----------------------------                        ----------------------------
  (State of incorporation)                            (IRS Employer ID Number)

                   5235 Island Chain Road, Las Vegas NV 89118
                   ------------------------------------------
                    (Address of principal executive offices)

                                 (702) 248-1118
                                 --------------
                           (Issuer's telephone number)

                           Thomas D. Vidmar, President
                   5235 Island Chain Road, Las Vegas NV 89118
                   (702) 248-1118 (voice) (702) 656-6419 (fax)
                   -------------------------------------------
             (Name, address, and phone number for agent for service)


--------------------------------------------------------------------------------

     Securities to be registered pursuant to Section 12(b) of the Act: None

     Securities  to be  registered  pursuant  to  Section  12(g) of the Act:
                        Common Stock, $0.001 par value.

                                     PART I

Item 1 - Description of Business

General
-------

Investment Technology, Inc. (Company) is filing this Form 10-SB on a voluntary basis in order to make the Company's financial information equally available to all interested parties, including potential investors, and to meet certain listing requirements for publicly traded securities.

Caution Regarding Forward-Looking Information
---------------------------------------------

This Form 10-SB may contain certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company or management as well as assumptions made by and information currently available to the Company or management. When used in this document, the words "anticipate," "believe," "estimate," "expect" and "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.

History of the Company
----------------------

Investment Technology, Inc. (Company) was originally incorporated as Career Opportunities, Inc. in 1983 under the laws of the State of Oregon. The Company changed its corporate name to Career Opportunities (Int'l), Ltd. in May 1997.

On December 15, 1997, the Company merged with and into USFC, Inc. (a dormant publicly-owned Washington corporation) with the exchange of approximately 4,993,413 shares of USFC for 100% of the issued and outstanding shares of the Company. For accounting purposes, this transaction was treated as a reverse merger whereby the Company was the acquiring entity for accounting purposes while USFC was the acquiring company for legal purposes. The historical financial statements of the Company became the restated historical financial statements of the continuing entity. Concurrent with the merger, the resulting entity was reincorporated in the State of Oregon and changed its corporate name to Distance Learning Systems, Inc.

USFC, Inc. was originally incorporated in 1968 under the laws of the State of Washington. USFC successfully completed a public offering pursuant to a registration exemption under Regulation A of the U. S. Securities and Exchange Commission in January 1970.

On July 19, 1999, the Company changed its state of incorporation from Oregon to Nevada by means of a merger with and into a Nevada corporation formed on July 2, 1999 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Nevada corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the Company's name to Investment Technology, Inc. and modified the Company's capital structure to allow for the issuance of 10,000,000 shares of common stock with a par value of $0.001 per share.

For all periods from inception through June 30, 1999, the Company was in the business of providing educational research and analysis services to write and publish specialized study guides for adult learners; specifically tutorial assistance to nurses and other related persons who aspire to higher education credentials and who can qualify for and pass examinations administered from the Regents College program located in the State of New York.

In June 1999, DLS transferred 100% of its assets to a group of then-controlling shareholders in exchange for the assumption of all outstanding and contingent liabilities. Effective June 30, 1999, the Company had no assets, liabilities or operations.

In July 1999, and concurrent with the merger into the Nevada corporation and a corresponding change in control of the Company, the business of the Company was then focused on the intent to develop or acquire companies that would depend entirely or to a great extent on marketing their goods and/or services over the Internet. The funds necessary to facilitate the change in control of the Company were provided by an individual who became a shareholder in the Company. These funds were structured as a debt of the Company to be repaid from the future net income of the Company. The corresponding offset to this debt is a receivable from the various shareholders in the Company, post change of control and bears equal terms to the underlying debt.

The Company entered into a merger agreement with Alger International Rarities, Inc. on July 15, 1999 and rescinded this transaction on October 21, 1999. There was no material transactions of economic substance involved in the merger, rescission or other interim period transactions.

On November 15, 1999, the Company completed design of its first Internet web site, CoinsToday.com, which offered precious metal, such as platinum, gold or silver, or other rare coins to collectors and investors.

On December 17, 1999, the Company entered into an Acquisition Agreement to acquire the assets and continuing operations of PageRiver.com, a privately-owned company based in Las Vegas, Nevada. The terms of the acquisition were $50,000 cash at closing, a $75,000 note payable due on April 17, 2000 and a $100,000 installment note payable, with payments commencing in April 2000. The initial $50,000 funding, and subsequent working capital, was provided by Stephan G. Herold, a shareholder in the Company.

As a part of the PageRiver.com transaction, the seller guaranteed a minimum number of hosting accounts during the succeeding 120 day period. A reduction in the number of accounts guaranteed would result in a corresponding reduction of the $75,000 note due in April 2000, initially, and subsequently, a reduction in the $100,000 installment note.

Neither of these ventures developed per the initial expectations and, on December 31, 1999, effective at the start of business on January 1, 2000, they were conveyed to a group controlled by Stephan G. Herold (Herold Group) for the assumption of all liabilities, actual and contingent, of PageRiver.com and the Company as incurred in the initial acquisition discussed above.

The minimal operations of PageRiver.com are included in the Company's financial statements for the holding period of December 17, 1999 through December 31, 1999 as discontinued operations.

With the disposition of all activities and/or operations, the Company became fully dependent upon the support of its controlling shareholders for the maintenance of its corporate status and to provide all working capital support for the Company's behalf. The controlling shareholders intend to continue the funding of necessary expenses to sustain the corporate entity.

The long-term goal of the Company is to grow through the acquisition and development of multi-faceted marketing businesses. During the first quarter of 2000, the Company entered into negotiations with Pharmedical Corporation, a privately-owned Nevada corporation. The successful completion of these negotiations could result in the purchase of Pharmedical by the Company or a merger of the two companies. Should said negotiations be successful, the transaction could be completed within the second quarter of 2000. Pharmedical is involved in the business of manufacturing and distribution of over-the-counter health, beauty and wellness products for the consumer market.

Environmental matters
---------------------

The Company has no known exposures to any federal, state and local laws and substantial regulation under these laws by governmental agencies, including the United States Environmental Protection Agency (EPA), the Occupational Safety and Health Administration (OSHA), various state agencies and county and local authorities.

Inflation
---------

Inflation has not historically been a material factor in the Company's operations and is not expected to have a material impact on the Company or it's operations in the future.



Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)      Caution Regarding Forward-Looking Information

This quarterly report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company or management as well as assumptions made by and information currently available to the Company or management. When used in this document, the words "anticipate," "believe," "estimate," "expect" and "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward- looking statements. Such statements reflect the current view of the Company regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.

(2)      General comments, Results of Operations and/or Plan of Operation

Investment Technology, Inc. (Company) was originally incorporated as Career Opportunities, Inc. in 1983 under the laws of the State of Oregon. The Company changed its corporate name to Career Opportunities (Int'l), Ltd. in May 1997.

On December 15, 1997, the Company merged with and into USFC, Inc. (a dormant publicly-owned Washington corporation) with the exchange of approximately 4,993,413 shares of USFC for 100% of the issued and outstanding shares of the Company. For accounting purposes, this transaction was treated as a reverse merger whereby the Company was the acquiring entity for accounting purposes while USFC was the acquiring company for legal purposes. The historical financial statements of the Company became the restated historical financial statements of the continuing entity. Concurrent with the merger, the resulting entity was reincorporated in the State of Oregon and changed its corporate name to Distance Learning Systems, Inc.

USFC, Inc. was originally incorporated in 1968 under the laws of the State of Washington. USFC successfully completed a public offering pursuant to a registration exemption under Regulation A of the U. S. Securities and Exchange Commission in January 1970.

On July 19, 1999, the Company changed its state of incorporation from Oregon to Nevada by means of a merger with and into a Nevada corporation formed on July 2, 1999 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Nevada corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the Company's name to Investment Technology, Inc. (ITI) and modified the Company's capital structure to allow for the issuance of 10,000,000 shares of common stock with a par value of $0.001 per share.

For all periods from inception through June 30, 1999, the Company was in the business of providing educational research and analysis services to write and publish specialized study guides for adult learners; specifically tutorial assistance to nurses and other related persons who aspire to higher education credentials and who can qualify for and pass examinations administered from the Regents College program located in the State of New York.

In June 1999, DLS transferred 100% of its assets to a group of then-controlling shareholders in exchange for the assumption of all outstanding and contingent liabilities. As of June 30, 1999, the Company has no assets, liabilities or operations.

In intervening periods, the Company attempted to develop and/or acquire various business entities or opportunities which would market or sell their respective products via the Internet. None of these situations were as successful as anticipated and were discontinued as of December 31, 1999.

With the disposition of all operations, the Company became fully dependent upon the support of its controlling shareholders for the maintenance of its corporate status and to provide all working capital support for the Company's behalf. The controlling shareholders intend to continue the funding of necessary expenses to sustain the corporate entity.

On June 25, 1999, the Company transferred 100% of the assets of Distance Learning Systems, Inc. to a group of then- controlling shareholders in exchange for the assumption of all outstanding and contingent liabilities. The effect of this transaction was that as of June 30, 1999, the Company had no assets, liabilities or operations.

The results of the Company's operations for the respective periods presented are reported as a component of discontinued operations in the consolidated statements of operations. Additionally, the respective gain or loss incurred on the sale of the Company's operations are also presented separately as a component of discontinued operations.

Summarized results of operations for the disposed operations for the six months ended June 30, 1999 and the year ended December 31, 1998, respectively, are as follows:

                                                    June 30,    December 31,
                                                      1999           1998
                                                 ------------   ------------

         Net sales                               $    199,002   $    565,597
                                                 ============   ============
         Operating income (loss)                 $ (1,000,065)  $    (76,619)
                                                 ============   ============
         Loss from discontinued operations       $   (839,143)  $    102,416
                                                 ============   ============


During December 1999, the Company acquired PageRiver.com, an entity engaged in providing Internet site hosting and development services. This acquisition was not successful and all efforts towards this acquisition were abandoned as of December 31, 1999. There were no significant revenues or expenses related to this endeavor.

Summarized results of operations for this unsuccessful effort for the month of December 1999 is as follows

                                                                 Month of
                                                               December 1999
                                                               -------------

         Net sales                                             $      15,225
                                                               =============
         Operating income                                      $     (33,382)
                                                               =============
         Loss from discontinued operations                     $     (33,382)
                                                               =============


(3)  Liquidity and Capital Resources

Liquidity has been required primarily by the ventures that were disposed of as of December 31, 1999. With the disposition of all operations, the Company became fully dependent upon the support of its controlling shareholders for the maintenance of its corporate status and to provide all working capital support for the Company's behalf. The controlling shareholders intend to continue the funding of necessary expenses to sustain the corporate entity.


(4)  Year 2000 Considerations

The year 2000 date change is believed to have affected virtually all computers and organizations. The Company has no information systems including its main computer hardware and software, personal computer hardware and software and associated peripheral devices or general telecommunication systems. Through the date of this report has not experienced any significant difficulties with its information systems or that of any of its suppliers, shippers or business partners.


Item 3 - Description of Property

The Company's executive and administrative offices are located at 5235 Island Chain Road, Las Vegas, Nevada 89118 in space provided at no cost by one of its shareholders. The requirements of the Company are nominal as of the date of this filing. Future operations of the Company will be conducted in the premises of any entity which the Company may acquire or merge with at a future date.



               (Remainder of this page left blank intentionally.)

Item 4 - Security Ownership of Certain Beneficial Owners and Management

The following information table sets forth certain information regarding the Company's common stock ownership on April 11, 2000 by (1) any person (including any "group") who is known by the Company to own beneficially more than 5.0% of its outstanding common stock, (2) each director and executive officer, and (3) all executive officers and directors as a group:

        Name and Address              Shares owned       Percentage owned
        ----------------              ------------       ----------------

Stephan G. Herold                       2,000,000             44.36%
   5235 Island Chain Road
   Las Vegas NV 89118

Thomas D. Vidmar                          540,000             11.98%
   5235 Island Chain Road
   Las Vegas NV 89118

Donald B. Laws                            517,000             11.47%
   5235 Island Chain Road
   Las Vegas NV 89118

All officers and directors as
   a group, including affiliates        1,057,000             23.45%


Item 5 - Directors, Executive Officers, Promoters and Control Persons

            Name                       Age                      Position
     ----------------                  ---               ----------------------

     Thomas D. Vidmar                  52                President and Director
      Donald B. Laws                   58                       Director

Thomas D. Vidmar has served as President and Director of the Company since the July 1999 change in control of the Company. Since 1985, Mr. Vidmar has been an independent financial consultant based in Las Vegas, Nevada. Mr. Vidmar formerly held sales positions with K-Tel International and pharmaceutical manufacturers, Pfizer and Baxter Travenol.

Donald B. Laws has served as a Director of the Company since the July 1999 change in control of the Company. Mr. Laws has been a self-employed broker of health care properties on a National basis since 1992. From 1983 to 1991, he was the founder and executive officer of a private security firm that eventually employed approximately 550 persons with gross annual revenues of approximately $10,000,000. Prior to 1983, Mr. Laws was the Executive Vice President of a National security firm which acquired Pinkerton's, a historically known company providing private security services. Mr. Laws is an Air Force veteran, has served in law enforcement in Ohio and Arizona and has been the news director of a radio station.


Item 6 - Executive Compensation

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities for the Company to its President and Chief Executive Officer and any other executive officer of the Company which received remuneration in excess of $100,000 during the referenced periods. All other compensation related tables required to be reported have been omitted as there has been no applicable compensation awarded to, earned by or paid to any of the Company's executive officers in any fiscal year to be covered by such tables.



Note that the  Company  was a holding  company for the three years prior to June
30, 1999 and paid no compensation or other remuneration to its officer's, directors or other affiliates during that time period.

                           Summary Compensation Table


                                  Annual Compensation              Long-Term
                                  -------------------            Compensation
                                                                    Awards             Payouts
                                                                    ------             -------
                                              Other       Restricted    Securities                    All
                               Salary/        Annual         Stock      Underlying      LTIP         Other
Name/Title           Year       Bonus      Compensation     Awards     Options/SARs    Payouts    Compensation
----------           ----      -------     ------------     ------     ------------    -------    ------------
Thomas D. Vidmar,    1999       $-0-            NA            NA            NA            NA           NA
President            1998       $-0-            NA            NA            NA            NA           NA
                     1997       $-0-            NA            NA            NA            NA           NA


Director Compensation

The Company does not currently pay a director fee for attending scheduled and special meetings of the Board of Directors. The Company does not pay the expenses of all of its directors in attending board meetings. Further, none of the Management Advisory Board members receive any compensation for their service.


Item 7 - Certain Relationships and Related Party Transactions

The Company has one note payable to Stephan G. Herold in the principal amount of approximately $200,000. The note bears interest at 8.0%, commencing January 1, 2000. Principal and accrued interest is repayable in monthly installments equal to 15.0% of the net profits, if any, of the Company. However, the note may be prepaid at any time without penalty and the note is unsecured.

The Company has an advance from Thomas D. Vidmar in the amount of approximately $9,949. This advance is non-interest bearing and is payable in monthly installments of $500 per month with a balloon payment of approximately $6,949 on August 15, 2000. The advance may be prepaid at any time without penalty and is unsecured.

The Company has various advances receivable from various shareholders related to the utilization of the proceeds of the Herold note to facilitate the July 1999 change in control of the Company. The terms and conditions of these advances are equivalent to the Herold Note.

Item 8 - Description of Securities

As of April 12, 2000, the Company had approximately 263 holders of record, exclusive of ownership held in street name, of its Common Stock. Outstanding shares of the Company's Common Stock at April 12, 2000 totaled 4,508,351 . The Company's transfer agent is Pacific Stock Transfer Company, P. O. Box 93385, Las Vegas, NV 89193; Phone (702) 361- 3033.

The authorized capital stock of the Company consists of 50,000,000 of $0.001par value common stock and no preferred stock.

Per the Company's By-Laws, each outstanding share shall be entitled to one vote in each matter submitted to vote at a meeting of shareholders, and in all elections for directors, every shareholder shall have the right to vote the number of shares owned by such shareholder for as many persons as there are directors multiplied by the number of such shares or to distribute such cumulative votes in any proportion among any number of candidates. Each shareholder may vote either in person or by proxy, as provided in Section 8 of the Company's By-Laws.

The Company has no preferred stock, debentures, warrants, options or other instruments outstanding that could be converted into common stock of the Company.


                                     PART II

Item 1 - Market Price and Dividends on the Company's Common Equity and Other Related Shareholder Matters

As of the date of this filing, the Company's common stock is traded on the NASDAQ Pink Sheets, effective October 9, 1999, "INZS". As of April 12, 2000, approximately 2,900,000 of the 4,508,351 shares issued and outstanding are deemed to be "restricted securities", as defined in Rule 144 under The Securities Act of 1933. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under The Securities Act of 1933.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1.0% of the then outstanding shares of common stock, or the average weekly trading volume during the four (4) calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates may be sold free of any restrictions under Rule 144.

In August 1999, the Company filed a request for clearance of quotations on the OTC Bulletin Board under SEC Rule 15c2- 11, Subsection (a)(5) with NASD Regulation Inc. A Clearance Letter was issued to the Company on September 15, 1999 and the Company was issued its trading symbol "INZS". The Company's first posted trade was conducted shortly thereafter. On or about October 9, 1999, the Company's common stock was dropped by the NASDAQ Electronic Bulletin Board and was listed thereafter on the NASDAQ "Pink Sheets". The quoted market prices of the Company's common stock on the NASDAQ Electronic Bulletin Board, per data listed by National Quotation Bureau, Inc., are as follows:
                                                                   High     Low
                                                                  -----    -----

   Third quarter 1999 (September 15, 1999 to September 30, 1999)  $2.13    $0.56
   Fourth quarter 1999 (through October 9, 1999)                  $0.47    $0.28

   Quotations after October 9, 1999 are not readily available due to the Company's listing in the "Pink Sheets" and limited market activity as a result of the delisting from the NASDAQ Electronic Bulletin Board.

Dividend policy
---------------

The Company has never paid or declared a cash dividend on its common stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings, if any, to support future growth and expansion.

Item 2 - Legal Proceedings

The Company is not involved in any legal proceedings as either plaintiff or defendant, nor is it aware of any threatened legal proceedings, as of the date of filing.


Item 3 - Changes in and Disagreements with Accountants

None


Item 4 - Recent Sales of Unregistered Securities

In August 1999, the Company's Board of Directors approved a 1 for 4 reverse stock split on the issued and outstanding common stock of the Company. The issued and outstanding shares of common stock shown in the accompanying financial statements reflect the effect of the reverse stock split as if the reverse split had occurred as of the beginning of the first period presented in the accompanying financial statements.

On July 7, 1998, the Company issued approximately 759,000 shares (approximately 189,750 post-reverse stock split shares) of restricted, unregistered common stock to various individuals for services rendered in conjunction with the reverse merger combination of Career Opportunities (Int'l), Ltd. and USFC, Inc. This transaction was valued at approximately $7,590, which approximated the fair value of the Company's stock issued and the fair value of the services rendered.

On August 13, 1999, the Company issued approximately 2,900,000 post-reverse stock split shares to various individuals involved in providing consulting services related to the July 1999 change in control of the Company and a proposed merger transaction. This transaction was valued at approximately $2,900, which approximated the fair value of the Company's stock issued and the fair value of the services rendered.


Item 5 - Indemnification of Directors and Officers

None


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                                                                              10

                                    PART III

Item 1 - Index to Financial Statements and Exhibits

   Financial Statements
   --------------------
     The following financial statements are submitted as part of this report:
       Annual Financial Statements
         Reports of Independent Certified Public Accountants                 F-2
         Balance Sheets
           as of December 31, 1999 and 1998                                  F-3
         Statements of Operations and Comprehensive Income
           for the years ended December 31, 1999 and 1998                    F-4
         Statement of Changes in Stockholders' Equity
           for the years ended December 31, 1999 and 1998                    F-5
         Statements of Cash Flows
           for the years ended December 31, 1999 and 1998                    F-6
         Notes to Financial Statements                                       F-7
       Interim Financial Statements
         Independent Accountant's Report                                    F-12
         Balance Sheets
           as of March 31, 2000 and 1999                                    F-13
         Statements of Operations and Comprehensive Income
           for the three months ended March 31, 2000 and 1999               F-14
         Statements of Cash Flows
           for the three months ended March 31, 2000 and 1999               F-15
         Notes to Financial Statements                                      F-16

   Exhibits
   --------
     3.1          Articles of Incorporation, including subsequent amendments and merger documents
     3.2          Corporate By-Laws
     4            Specimen Stock Certificate
     10.1         Asset  purchase  agreement  by  and  between PageRiver.com and
                  Investment Technology, Inc.
     27.1         Financial Data Schedule


                (Remainder of this page left blank intentionally)

                                   SIGNATURES

In accordance with Section 12 of The Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     INVESTMENT TECHNOLOGY, INC.


April    14   , 2000                                   /s/ Thomas D. Vidmar
      --------                                       ---------------------------
                                                           Thomas D. Vidmar
                                                         President, Director and
                                                         Chief Financial Officer

                           INVESTMENT TECHNOLOGY, INC.
                   (formerly Distance Learning Systems, Inc.)

                                    CONTENTS


                                                                            Page
                                                                            ----
Annual Financial Statements
   Reports of Independent Certified Public Accountants                       F-2
   Balance Sheets
     as of December 31, 1999 and 1998                                        F-3
   Statements of Operations and Comprehensive Income
     for the years ended December 31, 1999 and 1998                          F-4
   Statement of Changes in Stockholders' Equity
     for the years ended December 31, 1999 and 1998                          F-5
   Statements of Cash Flows
     for the years ended December 31, 1999 and 1998                          F-6
   Notes to Financial Statements                                             F-7

Interim Financial Statements
   Independent Accountant's Report                                          F-12
   Balance Sheets
     as of March 31, 2000 and 1999                                          F-13
   Statements of Operations and Comprehensive Income
     for the three months ended March 31, 2000 and 1999                     F-14
   Statements of Cash Flows
     for the three months ended March 31, 2000 and 1999                     F-15
   Notes to Financial Statements                                            F-16

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors and Stockholders
Investment Technology, Inc.
   (formerly Distance Learning Systems, Inc.)

We have audited the accompanying balance sheets of Investment Technology, Inc. (a Nevada corporation) (formerly Distance Learning Systems, Inc., an Oregon corporation ) as of December 31, 1999 and 1998 and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for each of the years ended December 31, 1999 and 1998, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Investment
Technology, Inc. (formerly Distance Learning Systems, Inc.) as of December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity and cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company is dependent upon its majority shareholder to maintain the corporate status of the Company and to provide all nominal working capital support on the Company's behalf. Because of the Company's lack of operating assets, its continuance is fully dependent upon the majority shareholder's continuing support. This situation raises a substantial doubt about the Company's ability to continue as a going concern. The majority shareholder intends to continue the funding of nominal necessary expenses to sustain the corporate entity. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                      S. W. HATFIELD, CPA
Dallas, Texas
April 11, 2000


                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                       F-2



                           INVESTMENT TECHNOLOGY, INC.
                   (formerly Distance Learning Systems, Inc.)
                                 BALANCE SHEETS
                           December 31, 1999 and 1998


                                     ASSETS
                                     ------
                                                                1999          1998
                                                             ----------    ----------
Current assets
   Cash on hand and in bank                                  $    9,457    $      156
   Advances to shareholders                                     200,000          --
   Net current assets of discontinued operations                 11,976     1,549,323
                                                             ----------    ----------

      Total current assets                                      221,433     1,549,479
                                                             ----------    ----------

Other assets
   Net other assets of discontinued operations                     --          67,672
                                                             ----------    ----------

      Total other assets                                           --          67,672
                                                             ----------    ----------

TOTAL ASSETS                                                 $  221,433    $1,617,151
                                                             ==========    ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
Current liabilities
   Accounts payable - trade                                  $   14,491    $     --
   Notes payable to shareholders                                209,949          --
   Net current liabilities of discontinued operations            30,375    $   11,345
                                                             ----------    ----------

Long-term liabilities
   Net other liabilities of discontinued operations                --         575,882
                                                             ----------    ----------

      Total liabilities                                         254,815       587,227
                                                             ----------    ----------

Commitments and contingencies

Stockholders' equity Common stock - $0.001 par value
      50,000,000 shares authorized
      4,508,351 and 1,608,351 shares
      issued and outstanding, respectively                        4,508         1,608
   Additional paid-in capital                                   143,959       143,959
   Accumulated deficit                                         (181,849)      884,357
                                                             ----------    ----------

         Total stockholders' equity                             (33,382)    1,029,924
                                                             ----------    ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $  221,433    $1,617,151
                                                             ==========    ==========


The accompanying notes are an integral part of these financial statements.
                                                                             F-3

                           INVESTMENT TECHNOLOGY, INC.
                   (formerly Distance Learning Systems, Inc.)
                          STATEMENTS OF OPERATIONS AND
                        COMPREHENSIVE INCOME Years ended
                           December 31, 1999 and 1998


                                                           1999          1998
                                                       -----------   -----------

Net revenues                                           $      --     $      --

Operating expenses
   General and administrative expenses                       2,900          --
                                                       -----------   -----------

Loss from continuing operations
   before income taxes                                      (2,900)         --

Income tax benefit (expense)                                  --            --
                                                       -----------   -----------

Loss from continuing operations                             (2,900)         --
                                                       -----------   -----------

Discontinued operations, net of income taxes
   Income (Loss) from discontinued operations,
      net of income taxes of $(160,922) and
      $(179,035), respectively                            (872,525)      102,416
   Income (Loss) on disposition, net of income
      taxes of $(182,663) and $-0-, respectively          (190,781)         --
                                                       -----------   -----------

Income (loss) from discontinued operations              (1,063,306)      102,416
                                                       -----------   -----------

Net Income (Loss)                                       (1,066,206)      102,416

Other comprehensive income                                    --            --
                                                       -----------   -----------

Comprehensive Income (Loss)                            $(1,066,206)  $   102,416
                                                       ===========   ===========

Earnings (Loss) per weighted-average
   share of common stock outstanding
      From continuing operations                       $      0.00   $      0.00
      From discontinued operations                           (0.39)         0.07
                                                       -----------   -----------
      Total earnings (loss) per share                  $     (0.39)  $      0.07
                                                       ===========   ===========

Weighted-average number of common shares outstanding     2,728,625     1,569,465
                                                       ===========   ===========




The accompanying notes are an integral part of these financial statements.
                                                                             F-4



                           INVESTMENT TECHNOLOGY, INC.
                   (formerly Distance Learning Systems, Inc.)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     Years ended December 31, 1999 and 1998



                                                   Common Stock           Additional
                                                   ------------            paid-in       Retained
                                              Shares         Amount        capital       earnings        Total
                                           -----------    -----------    -----------   -----------    -----------
Balances at January 1, 1998                  5,674,333    $     5,674    $   132,303   $   781,941    $   919,918

Effect of 1 for 4 reverse stock
   split in August 1999                     (4,255,732)        (4,256)         4,256          --             --
                                           -----------    -----------    -----------   -----------    -----------

Balances at January 1, 1998,
   restated                                  1,418,601          1,418        136,559       781,941        919,918

Stock issued for professional services         759,000            759          6,831          --            7,590
   Effect of 1 for 4 reverse stock split      (569,250)          (569)           569          --             --

Net income for the year                           --             --             --         102,416        102,416
                                           -----------    -----------    -----------   -----------    -----------

Balances at December 31, 1998                1,608,351          1,608        143,959       884,357      1,029,824

Common stock issued for
   professional services                     2,900,000          2,900           --            --            2,900

Net loss for the period                           --             --             --      (1,066,206)    (1,066,206)
                                           -----------    -----------    -----------   -----------    -----------

Balances at December 31, 1999                4,508,351    $     4,508    $   143,959   $  (181,849)   $   (33,382)
                                           ===========    ===========    ===========   ===========    ===========




The accompanying notes are an integral part of these financial statements.
                                                                             F-5

                           INVESTMENT TECHNOLOGY, INC.
                   (formerly Distance Learning Systems, Inc.)
                            STATEMENTS OF CASH FLOWS
                     Years ended December 31, 1999 and 1998


                                                          1999          1998
                                                      -----------   -----------
Cash flows from operating activities
   Net income (loss) for the period                   $(1,066,206)  $   102,416
   Adjustments to reconcile net loss to net
      cash provided by operating activities
      Depreciation and amortization                         9,810        19,619
      Provision for bad debts                             977,707          --
      Common stock issued for various expenses              2,900         7,590
      Provision for income taxes                         (160,922)     (179,035)
      Loss on disposition of operations                   190,781          --
      Increase in accounts payable - trade                 14,491          --
      Change in net assets and liabilities
         of discontinued operations                        20,994        30,663
                                                      -----------   -----------

Net cash provided by (used in) operating activities       (10,445)      (18,747)
                                                      -----------   -----------


Cash flows from investing activities
   Cash advanced to shareholders                         (200,000)         --
   Net change in other assets
      of discontinued operations                             --            --
                                                      -----------   -----------

Net cash used in investing activities                    (200,000)         --
                                                      -----------   -----------


Cash flows from financing activities
   Cash received in loans from shareholders               237,300          --
   Cash transferred in disposition of operations             (819)         --
   Net change in long-term liabilities
      of discontinued operations                          (16,735)       11,088
                                                      -----------   -----------

Net cash provided by (used in) financing activities       219,746        11,088
                                                      -----------   -----------

Increase (Decrease) in Cash                                 9,301        (7,659)

Cash at beginning of period                                   156         7,815
                                                      -----------   -----------

Cash at end of period                                 $     9,457   $       156
                                                      ===========   ===========

Supplemental disclosure of interest
   and income taxes paid
      Interest paid for the period                    $      --     $      --
                                                      ===========   ===========
      Income taxes paid for the period                $      --     $      --
                                                      ===========   ===========




The accompanying notes are an integral part of these financial statements.
                                                                             F-6

                           INVESTMENT TECHNOLOGY, INC.
                   (formerly Distance Learning Systems, Inc.)

                          NOTES TO FINANCIAL STATEMENTS



NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Investment Technology, Inc. (Company) was originally incorporated as Career Opportunities, Inc. in 1983 under the laws of the State of Oregon. The Company changed its corporate name to Career Opportunities (Int'l), Ltd. in May 1997.

On December 15, 1997, the Company merged with and into USFC, Inc. (USFC) (a then dormant publicly-owned Washington corporation) with the exchange of approximately 4,993,413 shares of USFC for 100% of the issued and outstanding shares of the Company. For accounting purposes, this transaction was treated as a reverse merger whereby the Company was the acquiring entity for accounting purposes while USFC was the acquiring company for legal purposes. The historical financial statements of the Company became the restated historical financial statements of the continuing entity. Concurrent with the merger, the resulting entity was reincorporated in the State of Oregon and changed its corporate name to Distance Learning Systems, Inc. (DLS).

USFC, Inc. was originally incorporated in 1968 under the laws of the State of Washington. USFC successfully completed a public offering pursuant to a registration exemption under Regulation A of the U. S. Securities and Exchange Commission in January 1970.

On July 19, 1999, the Company changed its state of incorporation from Oregon to Nevada by means of a merger with and into a Nevada corporation formed on July 2, 1999 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Nevada corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the Company's name to Investment Technology, Inc. (ITI) and modified the Company's capital structure to allow for the issuance of 50,000,000 shares of common stock with a par value of $0.001 per share.

For the period from 1983 through June 30, 1999, the Company was in the business of providing educational research and analysis services to write and publish specialized study guides for adult learners; specifically tutorial assistance to nurses and other related persons who aspire to higher education credentials and who can qualify for and pass examinations administered from the Regents College program located in the State of New York.

In June 1999, DLS transferred 100% of its assets to a group of then-controlling shareholders in exchange for the assumption of all outstanding and contingent liabilities. As of June 30, 1999, the Company had no assets, liabilities or operations.

During December 1999, the Company attempted to acquire an entity engaged in providing Internet site hosting and development services. This attempted acquisition was not successful and all efforts towards this acquisition were abandoned as of December 31, 1999. There were no significant revenues or expenses related to this endeavor.

With the disposition of all operations, the Company became fully dependent upon the support of its controlling shareholders for the maintenance of its corporate status and to provide all working capital support for the Company's behalf. The controlling shareholders intend to continue the funding of necessary expenses to sustain the corporate entity.

                           INVESTMENT TECHNOLOGY, INC.
                   (formerly Distance Learning Systems, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED



NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS - Continued

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


 NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Cash and cash equivalents
      -------------------------

      The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

      Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

2.    Income taxes
      ------------

      The Company uses the asset and liability method of accounting for income taxes. At December 31, 1999 and 1998, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences.
      Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

      The Company utilized the installment method of reporting collections on its contracts related to the provision of educational research and analysis services to write and publish specialized study guides for adult learners; specifically tutorial assistance to nurses and other related persons who aspire to higher education credentials and who can qualify for and pass examinations administered from the Regents College program located in the state of New York. Accordingly, this treatment creates a deferred tax liability related to the timing of reporting the income from contracts between its financial statements and its tax returns.

      Due to the provisions of Internal Revenue Code Section 338, the Company will have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

3.    Earnings (loss) per share
      -------------------------

      Basic  earnings  (loss) per share is computed  by dividing  the net income
      (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 1999 and 1998, the Company has no outstanding warrants and options issued and outstanding.

                           INVESTMENT TECHNOLOGY, INC.
                   (formerly Distance Learning Systems, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED



NOTE C - DISCONTINUED OPERATIONS

On June 25, 1999, the Company transferred 100% of its assets to a group of then-controlling shareholders in exchange for the assumption of all outstanding and contingent liabilities. As of June 30, 1999, the Company had no assets, liabilities or operations.

The results of the Company's operations for the respective periods presented are reported as a component of discontinued operations in the consolidated statements of operations. Additionally, the respective gain or loss incurred on the sale of the Company's operations are also presented separately as a component of discontinued operations.

Summarized results of operations for the disposed operations for the six months ended June 30, 1999 and December 31, 1998, respectively, are as follows:

                                                     June 30,      December 31,
                                                        1999            1998
                                                   ------------    ------------

         Net sales                                 $    199,002    $    565,597
                                                   ============    ============
         Operating income (loss)                   $ (1,000,065)   $    (76,619)
                                                   ============    ============
         Loss from discontinued operations         $   (839,143)   $    102,416
                                                   ============    ============


During December 1999, the Company attempted to acquire an entity engaged in providing Internet site hosting and development services. This attempted acquisition was not successful and all efforts towards this acquisition were abandoned as of December 31, 1999. There were no significant revenues or expenses related to this endeavor.

Summarized results of operations for this unsuccessful effort for the month of December 1999 is as follows

                                                               Month of
                                                             December 1999
                                                             -------------

         Net sales                                             $  15,225
                                                               =========
         Operating income                                      $ (33,382)
                                                               =========
         Loss from discontinued operations                     $ (33,382)
                                                               =========


NOTE D - ADVANCES TO SHAREHOLDERS

The Company has advanced certain funds to various shareholders aggregating approximately $200,000. These advances are due on demand and bear interest at 8.0%, commencing January 1, 2000. The advances are informally collateralized by the respective shareholder's holdings in the Company's common stock.

                           INVESTMENT TECHNOLOGY, INC.
                   (formerly Distance Learning Systems, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED



NOTE E - ADVANCES AND NOTES PAYABLE TO SHAREHOLDERS

Notes payable to shareholders as of December 31, 1999 and 1998 consist of the following:

                                                              1999       1998
                                                             --------   --------
Note payable to a shareholder.  Interest at 8.0%,
   commencing January 1, 2000.  Principal and
   accrued interest is repayable in monthly installments
   equal to 15.0% of the net profits, if any, of the
   Company.  However, the note may be prepaid
   at any time without penalty.  Unsecured                   $200,000   $   --


Advance payable to a shareholder.  Non-interest bearing
   Payable in monthly installments of $500 per month and
   a balloon payment of approximately $6,949 on August 15,
   2000.  The advance may be prepaid at any time without
   penalty.  Unsecured                                          9,949       --
                                                             --------   --------

                                                             $209,949   $   --
                                                             ========   ========


NOTE D - COMMON STOCK TRANSACTIONS

In August 1999, the Company's Board of Directors approved a 1 for 4 reverse stock split on the issued and outstanding common stock of the Company. The issued and outstanding shares of common stock shown in the accompanying financial statements reflect the effect of the reverse stock split as if the reverse split had occurred as of the beginning of the first period presented in the accompanying financial statements.

On December 15, 1997, the Company issued approximately 4,993,413 shares (approximately 1,392,312 reverse stock split shares) of restricted, unregistered common stock, pursuant to a merger agreement, in exchange for 100% of the issued and outstanding shares of Career Opportunities (Int'l), Ltd.

On July 7, 1998, the Company issued approximately 759,000 shares (approximately 189,750 reverse stock split shares) of restricted, unregistered common stock to various individuals for services rendered in conjunction with the reverse merger combination of Career Opportunities (Int'l), Ltd. and USFC, Inc. This transaction was valued at approximately $7,590, which approximated the fair value of the Company's stock issued and the fair value of the services rendered.

On August 13, 1999, the Company issued approximately 2,900,000 post-reverse stock split shares to various individuals involved in providing consulting services related to the July 1999 change in control of the Company and a proposed merger transaction. This transaction was valued at approximately $2,900, which approximated the fair value of the Company's stock issued and the fair value of the services rendered.

                           INVESTMENT TECHNOLOGY, INC.
                   (formerly Distance Learning Systems, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED



NOTE E - SUBSEQUENT EVENTS

During the first quarter of 2000, the Company entered into negotiations with Pharmedical Corporation, a privately-owned Nevada corporation. The successful completion of these negotiations could result in the purchase of Pharmedical by the Company or a merger of the two companies. Should said negotiations be successful, the transaction could be completed within the second quarter of 2000. Pharmedical is involved in the business of manufacturing and distribution of over-the- counter health, beauty and wellness products for the consumer market.

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants


                         Independent Accountant's Report
                         -------------------------------


Board of Directors and Shareholders
Investment Technology, Inc.

We have reviewed the accompanying balance sheets of Investment Technology, Inc. (a Nevada corporation) as of March 31, 2000 and 1999 and the accompanying statement of operations and comprehensive income and statement of cash flows for the three months ended March 31, 2000 and 1999. These financial statements are prepared in accordance with the instructions for Form 10-QSB, as issued by the
U. S. Securities and Exchange Commission, and are the sole responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression on an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company is dependent upon its majority shareholder to maintain the corporate status of the Company and to provide all nominal working capital support on the Company's behalf. Because of the Company's lack of operating assets, its continuance is fully dependent upon the majority shareholder's continuing support. This situation raises a substantial doubt about the Company's ability to continue as a going concern. The majority shareholder intends to continue the funding of nominal necessary expenses to sustain the corporate entity. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                       S. W. HATFIELD, CPA
Dallas, Texas
April 12, 2000



                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                      F-12



                           Investment Technology, Inc.
                   (formerly Distance Learning Systems, Inc.)
                                 Balance Sheets
                             March 31, 2000 and 1999

                                   (Unaudited)

                                     ASSETS
                                     ------
                                                               2000         1999
                                                             ---------    ---------
Current assets
   Cash on hand and in bank                                  $    --      $    --
   Advances to shareholders                                    200,000         --
                                                             ---------    ---------

      Total current assets                                     200,000         --
                                                             ---------    ---------

TOTAL ASSETS                                                 $ 200,000    $    --
                                                             =========    =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
Current liabilities
   Accounts payable - trade                                  $    --      $    --
   Notes payable to shareholders                               209,949         --
                                                             ---------    ---------

      Total liabilities                                        209,949         --
                                                             ---------    ---------

Commitments and contingencies

Stockholders' equity Common stock - $0.001 par value
      50,000,000 shares authorized
      4,508,351 and 1,608,351 shares
      issued and outstanding, respectively                       4,508        1,608
   Additional paid-in capital                                  143,959      143,959
   Accumulated deficit                                        (158,416)    (145,567)
                                                             ---------    ---------

         Total stockholders' equity                             (9,949)        --
                                                             ---------    ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 200,000    $    --
                                                             =========    =========


The financial information included herein has been prepared by management without audit by independent certified public accountants. See accompanying accountants' review report. The accompanying notes are an integral part of these financial statements.
                                                                            F-13

                           Investment Technology, Inc.
                   (formerly Distance Learning Systems, Inc.)
                Statements of Operations and Comprehensive Income
                   Three months ended March 31, 2000 and 1999

                                   (Unaudited)

                                                      Three months Three months
                                                         ended         ended
                                                       March 31,     March 31,
                                                          2000          1999
                                                      -----------   -----------

Net revenues                                          $      --     $      --

Operating expenses
   General and administrative expenses                    (23,433)         --
                                                      -----------   -----------

Income from continuing
   operations before income taxes                          23,433          --

Income tax benefit (expense)                                 --            --
                                                      -----------   -----------

Income from continuing operations                          23,433          --
                                                      -----------   -----------

Discontinued operations, net of income taxes
   Income (Loss) from discontinued operations,
      net of income taxes of $(160,922)                      --        (839,143)
   Income (Loss) on disposition, net of income
      taxes of $(182,663)                                    --        (190,781)
                                                      -----------   -----------

Income (loss) from discontinued operations                   --      (1,029,924)
                                                      -----------   -----------

Net Income (Loss)                                          23,433    (1,029,924)

Other comprehensive income                                   --            --
                                                      -----------   -----------

Comprehensive Income (Loss)                           $    23,433   $(1,029,924)
                                                      ===========   ===========

Earnings (Loss) per weighted-average
   share of common stock outstanding
      From continuing operations                      $      0.01   $      0.00
      From discontinued operations                           0.00         (0.64)
                                                      -----------   -----------
      Total earnings (loss) per share                 $      0.01   $     (0.64)
                                                      ===========   ===========

Weighted-average number of common shares outstanding    4,508,351     1,608,351
                                                      ===========   ===========




The financial information included herein has been prepared by management without audit by independent certified public accountants. See accompanying accountants' review report. The accompanying notes are an integral part of these financial statements.
                                                                            F-14



                           Investment Technology, Inc.
                   (formerly Distance Learning Systems, Inc.)
                            Statements of Cash Flows
                   Three months ended March 31, 2000 and 1999

                                   (Unaudited)

                                                          Three months   Three months
                                                              ended          ended
                                                             March 31,      March 31,
                                                               2000           1999
                                                           -----------    -----------
Cash flows from operating activities
   Net income (loss) for the period                        $    23,433    $(1,029,924)
   Adjustments to reconcile net loss to net
      cash provided by operating activities
      Depreciation and amortization                               --            9,810
      Provision for bad debts                                     --          977,707
      (Decrease) in accounts payable - trade                   (14,491)          --
      Change in net assets and liabilities
         of discontinued operations                             (8,942)        29,946
                                                           -----------    -----------

Net cash provided by (used in) operating activities             (9,457)        17,398
                                                           -----------    -----------


Cash flows from investing activities
   Net change in other assets of discontinued operations          --             --
                                                           -----------    -----------

Net cash used in investing activities                             --             --
                                                           -----------    -----------


Cash flows from financing activities
   Cash transferred in disposition of operations                  --             (819)
   Net change in long-term liabilities
      of discontinued operations                                  --          (16,735)
                                                           -----------    -----------

Net cash provided by (used in) financing activities               --          (17,554)
                                                           -----------    -----------

Increase (Decrease) in Cash                                     (9,457)          (156)

Cash at beginning of period                                      9,457            156
                                                           -----------    -----------

Cash at end of period                                      $      --      $      --
                                                           ===========    ===========

Supplemental disclosure of interest
   and income taxes paid
      Interest paid for the period                         $      --      $      --
                                                           ===========    ===========
      Income taxes paid for the period                     $      --      $      --
                                                           ===========    ===========




The financial information included herein has been prepared by management without audit by independent certified public accountants. See accompanying accountants' review report. The accompanying notes are an integral part of these financial statements.
                                                                            F-15

                           Investment Technology, Inc.
                   (formerly Distance Learning Systems, Inc.)

                          Notes to Financial Statements



Note A - Organization and Description of Business

Investment Technology, Inc. (Company) was originally incorporated as Career Opportunities, Inc. in 1983 under the laws of the State of Oregon. The Company changed its corporate name to Career Opportunities (Int'l), Ltd. in May 1997.

On December 15, 1997, the Company merged with and into USFC, Inc. (USFC) (a then dormant publicly-owned Washington corporation) with the exchange of approximately 4,993,413 shares of USFC for 100% of the issued and outstanding shares of the Company. For accounting purposes, this transaction was treated as a reverse merger whereby the Company was the acquiring entity for accounting purposes while USFC was the acquiring company for legal purposes. The historical financial statements of the Company became the restated historical financial statements of the continuing entity. Concurrent with the merger, the resulting entity was reincorporated in the State of Oregon and changed its corporate name to Distance Learning Systems, Inc. (DLS).

USFC, Inc. was originally incorporated in 1968 under the laws of the State of Washington. USFC successfully completed a public offering pursuant to a registration exemption under Regulation A of the U. S. Securities and Exchange Commission in January 1970.

On July 19, 1999, the Company changed its state of incorporation from Oregon to Nevada by means of a merger with and into a Nevada corporation formed on July 2, 1999 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Nevada corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the Company's name to Investment Technology, Inc. (ITI) and modified the Company's capital structure to allow for the issuance of 50,000,000 shares of common stock with a par value of $0.001 per share.

For the period from 1983 through June 30, 1999, the Company was in the business of providing educational research and analysis services to write and publish specialized study guides for adult learners; specifically tutorial assistance to nurses and other related persons who aspire to higher education credentials and who can qualify for and pass examinations administered from the Regents College program located in the State of New York.

In June 1999, DLS transferred 100% of its assets to a group of then-controlling shareholders in exchange for the assumption of all outstanding and contingent liabilities. As of June 30, 1999, the Company had no assets, liabilities or operations.

During December 1999, the Company attempted to acquire an entity engaged in providing Internet site hosting and development services. This attempted acquisition was not successful and all efforts towards this acquisition were abandoned as of December 31, 1999. There were no significant revenues or expenses related to this endeavor.

With the disposition of all operations, the Company became fully dependent upon the support of its controlling shareholders for the maintenance of its corporate status and to provide all working capital support for the Company's behalf. The controlling shareholders intend to continue the funding of necessary expenses to sustain the corporate entity.

                           Investment Technology, Inc.
                   (formerly Distance Learning Systems, Inc.)

                    Notes to Financial Statements - Continued



Note A - Organization and Description of Business - Continued

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements contained elsewhere in this document. The information presented herein does not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes contained in its annual audited financial statements contained elsewhere in this document when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 2000.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


 Note B - Summary of Significant Accounting Policies

1.    Cash and cash equivalents
      -------------------------

      The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

      Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

2.    Income taxes
      ------------

      The Company uses the asset and liability method of accounting for income taxes. At March 31, 2000 and 1999, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences.
      Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

      The Company utilized the installment method of reporting collections on its contracts related to the provision of educational research and analysis services to write and publish specialized study guides for adult learners; specifically tutorial assistance to nurses and other related persons who aspire to higher education credentials and who can qualify for and pass examinations administered from the Regents College program located in the state of New York. Accordingly, this treatment creates a deferred tax liability related to the timing of reporting the income from contracts between its financial statements and its tax returns.

                           Investment Technology, Inc.
                   (formerly Distance Learning Systems, Inc.)

                    Notes to Financial Statements - Continued


 Note B - Summary of Significant Accounting Policies - Continued

2.    Income taxes
      ------------

      Due to the provisions of Internal Revenue Code Section 338, the Company will have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

3.    Earnings (loss) per share
      -------------------------

      Basic  earnings  (loss) per share is computed  by dividing  the net income
      (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of March 31, 2000 and 1999, the Company has no outstanding warrants and options issued and outstanding.


Note C - Discontinued Operations

On June 25, 1999, the Company transferred 100% of its assets to a group of then-controlling shareholders in exchange for the assumption of all outstanding and contingent liabilities. As of June 30, 1999, the Company had no assets, liabilities or operations.

The results of the Company's operations for the respective periods presented are reported as a component of discontinued operations in the consolidated statements of operations. Additionally, the respective gain or loss incurred on the sale of the Company's operations are also presented separately as a component of discontinued operations.

Summarized results of operations for the disposed operations for the six months ended June 30, 1999 and December 31, 1998, respectively, are as follows:

                                                      June 30,     December 31,
                                                         1999           1998
                                                    ------------   ------------

         Net sales                                  $    199,002   $    565,597
                                                    ============   ============
         Operating income (loss)                    $ (1,000,065)  $    (76,619)
                                                    ============   ============
         Loss from discontinued operations          $   (839,143)  $    102,416
                                                    ============   ============


During December 1999, the Company attempted to acquire an entity engaged in providing Internet site hosting and development services. This attempted acquisition was not successful and all efforts towards this acquisition were abandoned as of December 31, 1999. There were no significant revenues or expenses related to this endeavor.

                           Investment Technology, Inc.
                   (formerly Distance Learning Systems, Inc.)

                    Notes to Financial Statements - Continued



Note C - Discontinued Operations - Continued

Summarized results of operations for this unsuccessful effort for the month of December 1999 is as follows

                                                         Month of
                                                       December 1999
                                                       -------------

         Net sales                                     $      15,225
                                                       =============
         Operating income                              $     (33,382)
                                                       =============
         Loss from discontinued operations             $     (33,382)
                                                       =============


Note D - Advances to Shareholders

The Company has advanced certain funds to various shareholders aggregating approximately $200,000. These advances are due on demand and bear interest at 8.0%, commencing January 1, 2000. The advances are informally collateralized by the respective shareholder's holdings in the Company's common stock.


Note E - Advances and Notes Payable to Shareholders

Notes payable to shareholders as of March 31, 2000 and 1999 consist of the following:

                                                              2000       1999
                                                             --------   --------
Note payable to a shareholder.  Interest at 8.0%,
   commencing January 1, 2000.  Principal and
   accrued interest is repayable in monthly installments
   equal to 15.0% of the net profits, if any, of the
   Company.  However, the note may be prepaid
   at any time without penalty.  Unsecured                   $200,000   $   --


Advance payable to a shareholder.  Non-interest bearing
   Payable in monthly installments of $500 per month and
   a balloon payment of approximately $6,949 on August 15,
   2000.  The advance may be prepaid at any time without
   penalty.  Unsecured                                          9,949       --
                                                             --------   --------

                                                             $209,949   $   --
                                                             ========   ========

                           Investment Technology, Inc.
                   (formerly Distance Learning Systems, Inc.)

                    Notes to Financial Statements - Continued



Note D - Common Stock Transactions

In August 1999, the Company's Board of Directors approved a 1 for 4 reverse stock split on the issued and outstanding common stock of the Company. The issued and outstanding shares of common stock shown in the accompanying financial statements reflect the effect of the reverse stock split as if the reverse split had occurred as of the beginning of the first period presented in the accompanying financial statements.

On July 7, 1998, the Company issued approximately 759,000 shares (approximately 189,750 reverse stock split shares) of restricted, unregistered common stock to various individuals for services rendered in conjunction with the reverse merger combination of Career Opportunities (Int'l), Ltd. and USFC, Inc. This transaction was valued at approximately $7,590, which approximated the fair value of the Company's stock issued and the fair value of the services rendered.

On August 13, 1999, the Company issued approximately 2,900,000 post-reverse stock split shares to various individuals involved in providing consulting services related to the July 1999 change in control of the Company and a proposed merger transaction. This transaction was valued at approximately $2,900, which approximated the fair value of the Company's stock issued and the fair value of the services rendered.


Note E - Commitments and Contingencies

During the first quarter of 2000, the Company entered into negotiations with Pharmedical Corporation, a privately-owned Nevada corporation. The successful completion of these negotiations could result in the purchase of Pharmedical by the Company or a merger of the two companies. Should said negotiations be successful, the transaction could be completed within the second quarter of 2000. Pharmedical is involved in the business of manufacturing and distribution of over-the- counter health, beauty and wellness products for the consumer market.